Exhibit 99.3

Release time	Immediate	Date	17 April 2003

PR293g

Rio Tinto Plc
Results of voting at 2003 Annual General Meeting

The annual general meeting of Rio Tinto plc was held on 17 April 2003.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 4-11 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 1 May 2003.

The remaining resolutions 1-3 were put to Rio Tinto plc shareholders on a poll at the annual general meeting and the results as certified by the scrutineers, Computershare Investor Services PLC, were as follows:

RESOLUTIONS	FOR	AGAINST
1. To authorise directors to allot shares	556,758,616	5,118,994
2. To authorise directors to allot shares for cash and to disapply pre-emption rights	561,023,499	3,173,563
3. To renew the authority for the purchase of Rio Tinto plc’s ordinary shares by itself and by Rio Tinto Limited.	557,655,420	7,121,822

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885